UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	FOR ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-08454

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ACCO Brands Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ACCO Brands Corporation

300 Tower Parkway

Lincolnshire, IL 60069

Financial Statements and Exhibits:

(a)	Financial Statements:

ACCO Brands Corporation 401(k) Plan

Report of Independent Registered Public Accounting Firm.

Statement of Net Assets Available for Benefits as of December 31, 2008 and 2007.

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008.

Notes to Financial Statements.

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008.

(b)	Exhibits:

23.1	Consent of Independent Registered Public Accounting Firm — Crowe Horwath LLP

ACCO BRANDS CORPORATION 401(k) PLAN

Lincolnshire, IL

FINANCIAL STATEMENTS

December 31, 2008 and 2007

ACCO BRANDS CORPORATION 401(k) PLAN

Lincolnshire, IL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Plan participants of the

ACCO Brands Corporation 401(k) Plan

ACCO Brands Corporation

Lincolnshire, Illinois

We have audited the accompanying statements of net assets available for benefits of the ACCO Brands Corporation 401(k) Plan (“the Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois

June 25, 2009

ACCO BRANDS CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	December 31,
	2008	2007
ASSETS
Investments, at fair value:
Stable Value Fund	$37,107,953	$27,171,701
Mutual funds	116,536,215	200,075,777
Common stock	2,156,663	2,530,957
Participant loans	4,961,927	4,514,634

	160,762,758	234,293,069

Contributions receivable:
Participant	—	374,637
Employer	110,303	347,199

Total contributions receivable	110,303	721,836

Net assets reflecting all assets at fair value	160,873,061	235,014,905

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(481,961)	(155,051)

NET ASSETS AVAILABLE FOR BENEFITS	$160,391,100	$234,859,854

See accompanying notes to financial statements.

3.

ACCO BRANDS CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2008

Additions to net assets attributed to:
Dividend and interest income	$4,945,455

Contributions:
Participant	11,021,427
Employer	5,944,556
Rollovers	415,508

Total contributions	17,381,491

Total additions	22,326,946

Deductions from net assets attributed to:
Net depreciation in fair value of investments	72,920,041
Benefits paid to participants	27,432,213
Administrative fees and other	20,879

Total deductions	100,373,133

Decrease in net assets prior to transfers in	(78,046,187)

Transfers to the Plan (Note 1)	3,577,433

Net decrease	(74,468,754)

Net assets available for benefits
Beginning of year	234,859,854

End of year	$160,391,100

See accompanying notes to financial statements.

4.

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the ACCO Brands Corporation 401(k) Plan (“the Plan”) is provided for general information purposes only. For a complete description of the Plan, participants should refer to the specific provisions of the Plan document or to the Prospectus/Summary Plan Description, each of which is available from the plan administrator at 300 Tower Parkway, Lincolnshire, Illinois 60069.

General: ACCO Brands Corporation (“the Company” or “ACCO”) established the Plan as of August 16, 2005, in order to provide for participation by certain employees of ACCO, ACCO Brands USA LLC, or Day-Timers, Inc. who are paid on a salaried, hourly or commission basis. Hourly employees at the Boone facilities of ACCO Brands USA LLC, employees covered by a collective bargaining agreement, and General Binding Corporation (“GBC”) employees were not eligible to participate during 2006 and 2005. Pursuant to the merger of two GBC plans into the Plan effective December 31, 2006, GBC employees became eligible to participate in the Plan on January 1, 2007. Employees scheduled to work twenty hours or more per week are immediately eligible to participate. Employees scheduled to work less than twenty hours per week are eligible after one year of service as defined by the Plan.

Effective January 1, 2007, the Plan was amended to: (1) provide for participation without a break in coverage for employees of GBC; (2) provide full credit for service earned under former GBC 401(k) Plans for employees of GBC as of January 1, 2007; (3) adopt a Safe Harbor plan structure; (4) add new regulation hardship distribution categories for funeral expenses and expenses of casualty repairs to a principal residence; (5) conform the plan to required technical regulations; (6) allow loan repayments after termination of employment; and (7) reinstate matching contribution year-end “true-up.”

Effective close of business August 31, 2007, the ACCO Brands Corporation 401(k) Plan for Certain Hourly Employees was merged into this Plan. The value of the assets transferred was $115,496.

The Plan is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(Continued)

5.

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Through August 31, 2007, the assets of the Plan were included in a pool of investments known as the ACCO Brands Corporation 401(k) Plans Master Trust (“the Master Trust”), along with the assets of the ACCO Brands Corporation 401(k) Plan for Certain Hourly Employees with the exception of a grouping of other investments transferred to and held by the Plan as of December 31, 2006 pursuant to the merger of the two GBC plans into the Plan. These assets were then transferred into the Master Trust early January 2007. The Master Trust investments were administered and held by the Fidelity Management Trust Company. Once the ACCO Brands Corporation 401(k) Plan for Certain Hourly Employees was merged into the Plan effective August 31, 2007, the Master Trust was dissolved. Fidelity Management Trust Company serves as trustee of the Plan and performs certain recordkeeping and administrative functions for the Plan.

Effective July 18, 2008, the ACCO Brands USA LLC Ogdensburg Retirement Savings Plan was merged into this Plan. The net assets of the Ogdensburg Retirement Savings Plan, totaling $3,577,433 were transferred to the Plan. Participants in the Ogdensburg Retirement Savings Plan automatically became participants in the Plan, and were entitled to receive accrued benefits immediately after the merger that were equal to their accrued benefits under the Ogdensburg Retirement Savings Plan immediately prior to the effective date of the merger.

Significant features of the Plan are as follows:

Contributions: Each participant may elect to contribute on a pre-tax basis up to 50% of eligible compensation. A participant’s pre-tax contributions may not exceed the dollar amount provided by the Internal Revenue Code (“the Code”), which was $15,500 in both 2008 and 2007, respectively. In addition, participants over 50 years of age may elect up to 25% of eligible compensation as an additional unmatched, pre-tax catch-up contribution which was limited by the Code to $5,000 in 2008 and 2007, respectively.

The Plan also permits each participant to make after-tax contributions to the Plan. However, total pre-tax and after-tax contributions may not exceed 50% of the participant’s total eligible compensation.

In addition to the ability to make simultaneous tax deferred and after-tax contributions, the Plan also allows for a participant’s contributions to automatically continue on an after-tax basis once the pre-tax contribution limit has been reached for that year. Participants who elect to continue contributing to the Plan on an after-tax basis, will contribute at the same pre-tax contribution percentage that was in effect when the limit was reached for that year. In determining the amount of pre-tax and after-tax contributions allowed under the Plan, annual compensation limits are imposed by the Code.

(Continued)

6.

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

New hires who do not decline enrollment in the Plan within 60 days after first becoming eligible to join the plan, will be automatically enrolled in the Plan and a pre-tax contribution of 3% will be deducted from the participant’s pay and invested in the T. Rowe Price Retirement fund designed for the participant’s age group.

The Company contributes on behalf of each eligible participant, an amount equal to 100% of the first 3% and 50% of the next 3% of the participant’s contribution up to 6% of eligible compensation. The amount of any Company matching contributions is subject to certain limitations of the Code. Effective January 1, 2007, the Plan became a safe harbor 401(k) plan. Company safe harbor matching contributions made to participant accounts are 100% vested and nonforfeitable. Non-safe harbor Company matching contributions made in years before 2007 and any subsequent non-safe harbor contributions remain subject to the vesting requirements under the Plan.

The Plan permits the acceptance of an account balance from another tax-qualified plan or certain individual retirement accounts by means of a direct rollover.

See Note 9, Subsequent Events, regarding the Company’s matching contributions.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution, (b) the Plan’s earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Investment Elections: Participants direct the investment of their account balance into various investment options offered by the Plan. Except as may be limited by policies concerning excessive short-term trading, each participant can change the investment percentages or transfer all or part of his/her account from one fund to another on a daily basis. The Plan currently offers, in addition to the ACCO Brands Stock Fund, which consists of ACCO Brands Corporation common stock and cash equivalents, the Prudential Stable Value Fund, and various other mutual funds as investment options for participants.

Vesting: Participants are always 100% vested in their own contributions as well as any investment earnings on those contributions. Company safe harbor contributions are 100% vested immediately. 100% vesting in the Company (non-safe harbor) matching contributions, as well as any investment earnings attributable to Company (non-safe harbor) matching contributions, occurs after one year of service. In addition, participants become 100% vested in the Company (non-safe harbor) matching contributions upon the earlier to occur of: involuntary termination; permanent disability; age 65; death; or plan termination.

(Continued)

7.

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Participant Loans: Participants may borrow from their fund accounts up to a maximum of the lesser of 50% of their vested account balance or $50,000. The minimum loan amount is $1,000.

Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence. Principal residence loans must be repaid within ten years. No more than one principal residence loan and one loan for any other purpose may be outstanding at any time.

A new loan cannot be applied for until the prior loan is repaid in full. Each loan bears a rate of interest equal to the prime rate as of the last business day of the prior month at the time the loan is made, as published on the internet site of the Federal Reserve Bank. Each loan must be collateralized by a portion of the participant’s account balance and documented by a written obligation payable to the trustee which is invested in the loan fund. Repayment is made by payroll deduction for so long as the participant is employed by the Company and thereafter by regular installment payments. Loan repayments are invested in accordance with the participant’s investment election in effect at the time of repayment. A one-time loan setup fee of $50 is paid by the participant and is deducted from the participant’s account at the time the loan is processed.

Forfeitures: Company contributions forfeited by nonvested terminated participants are retained by the Plan and used to reduce subsequent Company contributions. If a terminated participant returns to the Plan within a specified period of time (generally 5 years), the participant’s previously forfeited amount will be reinstated to the participant’s account.

Distributions and Withdrawals: Benefits are payable from a participant’s account under the Plan’s provisions, upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan or after the attainment of age 59- 1/2. Distributions and withdrawals are recorded when paid.

Plan Termination: The Company has the right under the Plan to discontinue its contributions at any time and the Board of Directors of ACCO Brands Corporation may terminate the Plan at any time subject to the provisions of ERISA and its related regulations. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

(Continued)

8.

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value (see Note 3).

While Plan investments are presented at fair value in the Statement of Net Assets Available for Benefits, the difference between the fair value of the Plan’s direct interest in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statement of Net Assets Available for Benefits. Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in such contracts through its investment in a stable value fund.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses: Investment management expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. Transaction charges (for loan and certain benefit payment transactions), short-term trading fees, and certain recordkeeper fees are paid by the Plan by reducing the balances of those participants initiating the transactions. Certain fees incurred in the administration of the Plan, such as audit and legal fees, have been paid by the Company.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect certain amounts reported in the financial statements and disclosures, and actual results could differ from those estimates.

Risks and Uncertainties: The Plan invests in registered investment companies and various other securities. These investment securities are exposed to various risks, such as interest rate, liquidity, market, and credit. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

(Continued)

9.

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payments of Benefits: Benefits are recorded when paid.

Recently Adopted Accounting Standards: On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. The impact of adoption of this standard as of January 1, 2008 was not material to the Plan’s net assets available for benefits. See Note 3, “Fair Value Measurements”, for further information related to SFAS 157.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

NOTE 3 - FAIR VALUE MEASUREMENTS

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

(Continued)

10.

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing and asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual fund and common stock funds: The fair values of mutual fund and common stock fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Stable value fund: The Plan’s investments include a synthetic investment contract referenced as the Stable Value Fund which consists of an investment in a common collective trust fund and a wrapper contract with an insurance company. The fair value of the interest in the common collective fund is based upon the applicable per unit net asset value reported in the audited financial statements of the fund (level 2 inputs). The fair value of the associated wrapper contract is based upon a comparison of the cost of the wrapper and current re-bid prices for a similar wrapper contract as of the financial statement date (level 3 inputs). The value of the wrapper was determined to be zero at December 31, 2008 and 2007.

Participant Loans: Participant loans are reported at cost. The fair value of participant loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

The methods described above may produce a fair value calculation that many not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

11.

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets that were accounted for at fair value as of December 31, 2008:

	Fair Value Measurements at December 31, 2008
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$116,536,215	$—	$—	$116,536,215
Stable Value Fund	—	37,107,953	—	37,107,953
Common Stock	2,156,663	—	—	2,156,663

Total assets at fair value	$118,692,878	$37,107,953	$—	$155,800,831

NOTE 4 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated March 6, 2009 that the ACCO Brands Corporation 401(k) Plan upon which the Plan is based is designed in accordance with applicable sections of the Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. ACCO Brands Corporation pays certain professional fees for the administration and audit of the Plan.

Certain Plan investments are shares of registered investment companies (mutual funds) managed by Fidelity Investments, an affiliate of Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan. Accordingly, these investments qualify as party-in-interest investments. Fees paid by the Plan in 2008 to Fidelity of $16,715 qualify as party-in-interest transactions. The investment in ACCO Brands Corporation common stock (“ACCO stock”) is also a party-in-interest investment. At December 31, 2008 and 2007, the value of the ACCO stock held by the Plan within the ACCO Brands Stock Fund was $2,156,663 and $2,530,957, respectively, and the number of shares held was 605,815 and 153,122, respectively.

(Continued)

12.

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

Participants in the Plan are permitted to borrow funds from their vested balance as described in Note 1. These transactions qualify as party-in-interest transactions.

NOTE 6 - INVESTMENTS

The fair value of the Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	December 31,
	2008	2007
PIMCO Total Return Institutional Index Fund	$10,237,939	$—
Morgan Stanley Inst. Fund Trust Core Plus	—	14,899,591
Vanguard Institutional Index Fund	11,026,134	20,319,060
T. Rowe Price Capital Appreciation Fund	20,710,798	32,040,647
Royce Value Plus Fund – Service Class	11,160,465	21,874,154
Fidelity Contrafund	16,265,065	27,183,761
Fidelity Diversified International Fund	9,561,527	21,757,141
Prudential Institutional Enhanced Index Fixed Income Fund (Contract value: 2008 – $36,625,992, 2007 – $27,016,650)	37,107,953	27,171,701

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $72,920,041 as follows:

Year ended December 31, 2008
Mutual funds	$(73,427,352)
Company common stock	(1,048,633)
Stable value funds	1,555,944

Net depreciation	$(72,920,041)

NOTE 7 - INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan holds a fully-benefit responsive synthetic investment contract, referenced as the Stable Value Fund, which consists of units of participation in the Institutional Enhanced Index Fixed Income Fund (a common collective trust fund) managed by Prudential Trust Company and a wrapper contract issued by Prudential Insurance Company of America. Participants may ordinarily direct the

(Continued)

13.

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 7 - INVESTMENT CONTRACT WITH INSURANCE COMPANY (Continued)

withdrawal or transfer of all or a portion of their investments from the Stable Value Fund at contract value due to the contract value guarantee provided to the Plan under the wrapper contract. There are no reserves against the contract value for credit risk of the Issuer or otherwise.

There are no events that limit the ability of the plan to transact at contract value as long as the contract remains in force. The investment contract does specify events which may result in a termination. Such events include plan termination or merger, early retirement incentive, layoffs, etc. Termination of the contract would cause distributions to be payable at fair value. Currently, management believes that the occurrence of an event that would cause the plan to transact contract distributions at less than contract value is not probable.

The crediting interest rate of the contract is based upon an agreed-upon formula with the issuer, as defined in the contract agreement, but cannot be less than zero. The interest rates are reviewed on a semi-annual basis for resetting per the contract. The gain or loss in the fair value of the investment contract relative to its contract value is reflected in the Statement of Net Assets Available for Benefits as Adjustment for fair value to contract value for fully benefit-responsive investment contracts. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts.

	2008	2007
Average contract yield:
Based on annualized earnings (1)	4.42%	4.86%
Based on interest rate credited to participants (2)	4.19%	4.94%

(1)	Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts’ investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts’ investments on the same date.

(Continued)

14.

ACCO BRANDS CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per financial statements	$160,391,100	$234,859,854
Deemed distributions for participant loans	(78,858)	(35,673)
Adjustment from contract value to fair value for investment in stable value fund	481,961	155,051
Rounding	—	6

Net assets available for benefits per the Form 5500	$160,794,203	$234,979,238

Year Ended December 31, 2008
Decrease in net assets available for benefits per the financial statements	$(74,468,754)
Change in difference between contract value and estimated fair value of investments in stable value fund	326,910
Deemed distribution of participant loans at end of year	(78,858)
Deemed distribution of participant loans at beginning of year	35,673
Rounding	(6)

Decrease in net assets available for benefits per the Form 5500	$(74,185,035)

NOTE 9 - SUBSEQUENT EVENTS

In January 2009, the ACCO Brands Corporation’s Board of Directors approved amendments to the Plan. Effective February 21, 2009, the ACCO Brands Corporation and all other participating employers suspended employer safe harbor matching contributions for all participants in the Plan.

15.

SUPPLEMENTAL SCHEDULE

16.

ACCO BRANDS CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

Name of plan sponsor: ACCO Brands Corporation

Employer identification number: 36-2704017

Three-digit plan number: 002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Mutual Funds
	PIMCO	Total Return Institutional Index Fund	**	$10,237,939
	Davis NY	Davis NY Venture Fund, Inc. Class A	**	6,006,911
	Vanguard	Vanguard Institutional Index Fund	**	11,026,134
	T. Rowe Price	T. Rowe Price Capital Appreciation Fund	**	20,710,798
	Lazard	Lazard Emerging Markets Instl Shares	**	1,351,259
	Allianz	Allianz NFJ Dividend Value Fund	**	3,816,840
	Thornburg	Thornburg Core Growth Fund	**	1,800,563
	Wells Fargo	Wells Fargo Adv. Small Cap Value Fund	**	3,402,921
	Royce	Royce Value Plus Fund – Service Class	**	11,160,465
*	Fidelity Investments	Fidelity Contrafund®	**	16,265,065
*	Fidelity Investments	Fidelity Value Fund	**	3,606,139
*	Fidelity Investments	Fidelity Diversified International Fund	**	9,561,527
	T. Rowe Price	T. Rowe Price Retirement 2005 Fund	**	346,730
	T. Rowe Price	T. Rowe Price Retirement 2010 Fund	**	1,723,627
	T. Rowe Price	T. Rowe Price Retirement 2015 Fund	**	2,681,721
	T. Rowe Price	T. Rowe Price Retirement 2020 Fund	**	2,520,226
	T. Rowe Price	T. Rowe Price Retirement 2025 Fund	**	2,551,874
	T. Rowe Price	T. Rowe Price Retirement 2030 Fund	**	3,127,094
	T. Rowe Price	T. Rowe Price Retirement 2035 Fund	**	1,608,194
	T. Rowe Price	T. Rowe Price Retirement 2040 Fund	**	1,643,875
	T. Rowe Price	T. Rowe Price Retirement 2045 Fund	**	472,948
	T. Rowe Price	T. Rowe Price Retirement 2050 Fund	**	31,514
	T. Rowe Price	T. Rowe Price Retirement 2055 Fund	**	6,697
	T. Rowe Price	T. Rowe Price Retirement Income Fund	**	875,154

		Stable Value Fund
	Prudential Ins. Co. of America	Wrapper contract #GA-62068	**	—
	Prudential Trust Company	Institutional Enhanced Index Fixed Income Fund	**	37,107,953

		Common Stock
*	ACCO Brands Corp	ACCO Brands common stock	**	2,156,663

		Participant Loans
*	Participant loans	4.00% - 11.00%, various maturity dates	**	4,883,069

				$160,683,900

*	Denotes party-in-interest.
**	Participant-directed investment. Cost basis disclosure not required.

17.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCO Brands Corporation

Date: June 25, 2009	By:	/s/ Steven Rubin
Steven Rubin, Senior Vice President, Secretary and General Counsel

On behalf of the ACCO Brands 401(k) Plan Administrative Committee

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm — Crowe Horwath LLP*

*	Filed herewith

18.